Exhibit 99.2

Brookfield

United States Government, Brookfield and Cameco announce transformational partnership to deliver long-term value using Westinghouse nuclear reactor technology

•	At least $80 billion to construct new Westinghouse nuclear power reactors

•	Partnership will accelerate nuclear power and artificial intelligence deployment in America

All values are USD

Tokyo & Cranberry, PA, October 28, 2025 – Westinghouse Electric Company (“Westinghouse”), Cameco Corporation (“Cameco”) and Brookfield Asset Management (“Brookfield”) today announced that the United States Government (“U.S. Government”) has entered into a strategic partnership to accelerate the deployment of nuclear power, in accordance with the President’s May 23, 2025 Executive Orders.

At the center of the new strategic partnership, at least $80 billion of new reactors will be constructed across the United States using Westinghouse nuclear reactor technology. These new reactors will reinvigorate the nuclear power industrial base.

As a result of this historic agreement, nuclear energy deployment will be a central pillar of America’s program to maintain global leadership in nuclear power development and Artificial Intelligence (“AI”).

Howard Lutnick, Secretary for the United States Department of Commerce, said:

“Our administration is focussed on ensuring the rapid development, deployment, and use of advanced nuclear technologies. This historic partnership supports our national security objectives and enhances our critical infrastructure. Together with Westinghouse we will unleash American energy. This partnership embodies the bold vision of President Trump – to rebuild our energy sovereignty, create high-paying jobs, and drive America to the forefront of the nuclear renaissance.”

Chris Wright, Secretary for the United States Department of Energy, said:

“This historic partnership with America’s leading nuclear company will help unleash President Trump’s grand vision to fully energize America and win the global AI race. President Trump promised a renaissance of nuclear power, and now he is delivering.”

Connor Teskey, President of Brookfield Asset Management, said:

“This partnership with the U.S. Government will help unlock the potential that Westinghouse and nuclear energy can play to accelerate the growth of artificial intelligence in the United States, while meeting growing electricity demand and energy security needs at scale. Brookfield has more than half a trillion dollars invested in the critical infrastructure that underpins the U.S. economy, and we expect to double that investment in the next decade as we deliver on building the infrastructure backbone of artificial intelligence.”

Tim Gitzel, CEO of Cameco, said:

“Our highly successful partnership with Brookfield as owners of Westinghouse will be further strengthened through this collaboration with the U.S. Government. We expect this new partnership to support the global growth opportunities for both Westinghouse’s and Cameco’s nuclear products, services and technologies, adding significant long-term value for our stakeholders and enhancing energy, national and climate security around the world. As a strategic partner, Cameco is a secure and reliable western-based supplier of the uranium fuel needed to support the civilian deployment and long-term reliable operation of Westinghouse’s technology in the U.S. and globally.”

A new partnership for growth

The partnership will facilitate the growth and future of the American nuclear power industry and the supporting supply chain. Each two-unit Westinghouse AP1000 project creates or sustains 45,000 manufacturing and engineering jobs in 43 states, and a national deployment will create more than 100,000 construction jobs. The program will cement the United States as one of the world’s nuclear energy powerhouses and increase exports of Westinghouse’s nuclear power generation technology globally.

As part of the partnership, at least $80 billion of nuclear reactors will be constructed using Westinghouse technology. Once constructed, the reactors will generate reliable and secure power, including for significant data center and compute capacity that will drive America’s growth in AI.

The partnership contains profit sharing mechanisms that provide for all parties, including the American people, once certain thresholds are met, to participate in the long-term financial and strategic value that will be created within Westinghouse by the growth of nuclear energy and advancement of investment into AI capabilities in the United States.

Westinghouse Overview

Westinghouse is a recognized global leader in nuclear energy with its technology serving as the basis for more than half the world’s operating nuclear power fleet. The company’s industry-leading intellectual property is rooted in American engineering, pioneering the construction of nuclear energy plants in the United States in the 1950s and industrializing its technology worldwide.

The AP1000 reactor is the most advanced reactor commercially available, with fully passive safety systems, modular construction design and the smallest footprint per MWe on the market. There are six AP1000 reactors currently setting operational performance and availability records worldwide with 14 additional reactors under construction and five more under contract. The AP1000 technology has been selected for nuclear energy programs in Poland, Ukraine and Bulgaria.

Brookfield and Cameco formed a strategic partnership to acquire Westinghouse in October 2022. The partnership brought together Cameco’s expertise in the nuclear industry and nuclear fuel supply chain with Brookfield’s recognized position as one of the world’s largest investors in energy generation technologies. Brookfield initially acquired Westinghouse in 2018 and performed a successful turnaround to reposition the company to benefit from the resurgence in nuclear investment.

Contact information

Brookfield Media:	Brookfield Investors:
Simon Maine	Alex Jackson
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cameco Media:	Cameco Investors:
Veronica Baker	Cory Kos
306-385-5541	306-716-6782
veronica_baker@cameco.com	cory_kos@cameco.com

Westinghouse Media:
Shanan Guinn
412-789-9674
Shanan.guinn@westinghouse.com

About Westinghouse

Westinghouse Electric Company is the future of energy, providing reliable, innovative nuclear technologies and services globally. Westinghouse pioneered commercial nuclear power, delivering the world’s first commercial pressurized water reactor in 1957. The company has industrialized more nuclear reactors than any other company, with its technology forming the basis of half of the world’s operating nuclear plants. More than 135 years of innovation makes Westinghouse the preferred partner for advanced technologies covering the complete nuclear energy life cycle. For more information, please visit our website at www.westinghousenuclear.com.

About Brookfield

Brookfield Asset Management Ltd. (NYSE: BAM, TSX, BAM) is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles. For more information, please visit our website at www.brookfield.com.

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

Cautionary statement about forward-looking information

This news release includes statements and information about Cameco’s, Westinghouse’s and Brookfield’s expectations for the future, which we refer to as forward-looking information. Forward-looking information is information that is not a historical fact. Words such as “guidance,” “expect,” “will,” “may,” “anticipate,” “plan,” “estimate,” “project,”

“intend,” “should,” “can,” “likely,” “could,” “outlook” and similar expressions are intended to identify forward-looking information. Forward-looking information is based on Cameco’s, Westinghouse’s and Brookfield’s current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: expectations concerning the planned amount of investment in the construction of nuclear power reactors in the United States using Westinghouse nuclear technology; the parties’ expectations regarding the acceleration and growth of nuclear power and supporting supply chain and AI deployment in the United States and globally; the ability of the strategic partnership to facilitate America’s program to maintain global leadership in nuclear power development and AI, to strengthen national, energy, climate and economic security and to enhance critical infrastructure; the ability of the strategic partnership to support global growth opportunities for Westinghouse, Cameco and Brookfield, including export opportunities; expectations regarding the creation of jobs in connection with the construction and deployment of each nuclear reactor project; and expectations regarding the profit sharing mechanism involved in the strategic partnership and participation therein, including by the American people.

Material risks that could lead to different results include: risks related to developing and deploying the Westinghouse nuclear reactors; the anticipated timing of the strategic partnership, including any failure to obtain the required governmental clearances or third party consents required to close the strategic partnership or implement the profit sharing mechanism or the imposition of material conditions as a part of obtaining such clearances or consents and any failure of any other conditions to the strategic partnership or the implementation of the profit sharing mechanism; the inability of Westinghouse and the U.S. Government to enter into definitive agreements relating to the strategic transaction or to effect their future obligations related to the transactions contemplated by the strategic partnership; the potential reliance on unrelated third parties for the placement of orders or other obligations related to the construction and deployment of the Westinghouse nuclear reactors; the potential reliance by the U.S. government on unconventional funding mechanisms to effect any future commitments to purchase Westinghouse nuclear reactor technology; the availability of government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the U.S. Government to obtain funding and support via the appropriations process or from other sources; the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed; following the execution of definitive transaction documents by the parties, the determination by the legislative, judicial or executive branches of the federal or any state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law; the financial, tax and accounting assessment and treatment of the various obligations and commitments under the strategic partnership documentation, once executed; the continued demand for nuclear energy and AI, and the markets for nuclear energy and AI more generally; future demand for nuclear energy and AI; litigation, Congressional investigations, or investigations by other U.S. or non-U.S. authorities, related to the strategic transaction or otherwise; challenges associated with identifying alternate locations, sales channels and customers for the highly specialized nuclear products contemplated by the strategic transactions should the strategic partnership be altered or terminated; Cameco’s, Westinghouse’s and Brookfield’s ability to effectively realize the anticipated benefits of the strategic transaction; the parties’ ability to comply with the broader legal and regulatory requirements and heightened scrutiny associated with government partnerships and contracts; changes in energy, AI and other policies and priorities in U.S. and foreign governments; fluctuations, variations and uncertainty in demand and pricing in the market for nuclear energy and AI; potential adverse reactions or changes to business relationships resulting from the announcement, negotiation or execution of the strategic transaction; the complexities and uncertainties in developing and implementing new nuclear projects; macroeconomic conditions and geopolitical tensions and conflicts; risks associated with Westinghouse’s complex supply chain supporting its nuclear reactors, including from disruptions, delays, trade tensions and conflicts or shortages; volatility and uncertainty with respect to international trade policies; risks related to the development and use of the Westinghouse nuclear reactors, including product defects; potential security vulnerabilities in the Westinghouse nuclear reactors; and the risk of disputes between the parties to the strategic transaction.

In presenting the forward-looking information, Cameco, Westinghouse and Brookfield have made material assumptions which may prove incorrect about: the success of the Westinghouse nuclear reactor technology and Westinghouse’s ability to construct and commence commercial operations at new large-scale nuclear power plants; the ability of Westinghouse and the U.S. Government to enter into definitive agreements to effect their future obligations related to the transactions contemplated by the strategic partnership, including with respect to commitments to purchase Westinghouse nuclear reactor technology and to effect the profit sharing mechanic; the availability of government funding and support for the transactions contemplated by the strategic partnership, including any future commitments to purchase Westinghouse nuclear reactor technology; the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed; the financial, tax and accounting assessment and treatment of the various obligations and commitments under the strategic partnership documentation; the continued demand for nuclear energy and AI, and the growth of the markets for nuclear energy and AI more generally; future demand for nuclear energy and AI; the estimates and forecasts of Cameco’s, Westinghouse’s and Brookfield’s cash position, results of operations and other financial and operational performance metrics; Westinghouse’s ability to make distributions to its partners; Westinghouse’s ability to mitigate operating risks and any disruptions, delays, trade tensions, conflicts or shortages; that there will not be any significant adverse consequences to the strategic partnership resulting from business disruptions or economic or political uncertainty; that the parties will comply with their obligations under the strategic partnership; and that Westinghouse will maintain protections against liability for nuclear damage.

Please also review the risk factors described in greater detail in (i) the “Risk Factors” section of Brookfield’s current annual report on Form 10-K and in Brookfield’s other materials filed with the SEC and the Canadian securities regulatory authorities from time to time, available at www.sec.gov and www.sedarplus.ca, respectively and (ii) the “Risk Factors” section of Cameco’s current annual information form and in Cameco’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect Brookfield and Cameco; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Brookfield and Cameco expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.